Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2005

•	Shanghai, China — October 28, 2005. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”) today announced its consolidated results of operations for the three months ended September 30, 2005. Sales increased 10.9% in the third quarter of 2005 to $310.0 million from $279.5 million in the prior quarter. The Company reported an increase in capacity to 143,188 8-inch equivalent wafers per month and an increase in the utilization rate of 92% in the third quarter of 2005 compared to 87% in the second quarter of 2005. Gross margins were 8.2% in the third quarter of 2005 compared to 2.3% in the second quarter of 2005. Net loss decreased to $26.1 million in the third quarter of 2005 compared to a net loss of $40.4 million in the second quarter of 2005.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on October 28, 2005 in relation to its results for the three months ended September 30, 2005.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on October 28, 2005.

SMIC REPORTS 2005 THIRD QUARTER RESULTS

Highlights

•	Sales increased to $310.0 million in 3Q05, up 10.9% from $279.5 million in 2Q05.

•	Capacity increased to 143,188 8-inch equivalent wafers per month.

•	Utilization rate increased to 92% in 3Q05 from 87% in 2Q05.

•	Gross margins were 8.2% in 3Q05, up from 2.3% in 2Q05.

•	Compared to 2Q05, wafer shipments increased 7.5% to 355,664 8-inch wafers.

Shanghai, China — October 28, 2005. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”) today announced its consolidated results of operations for the three months ended September 30, 2005. Sales increased 10.9% in the third quarter of 2005 to $310.0 million from $279.5 million in the prior quarter. The Company reported an increase in capacity to 143,188 8-inch equivalent wafers per month and an increase in the utilization rate to 92% in the third quarter of 2005 compared to 87% in the second quarter of 2005. Gross margins were 8.2% in the third quarter of 2005 compared to 2.3% in the second quarter of 2005. Net loss decreased to $26.1 million in the third quarter of 2005 compared to a net loss of $40.4 million in the second quarter of 2005.

“As we continued to focus on the execution of our business plan we saw strong orders from our customers across leading edge and mainstream technology nodes during the third quarter,” said Dr. Richard Chang, President and Chief Executive Officer of SMIC. “We increased the contribution from our high-end processes deriving more than 90% of our revenues from 0.18um and below technology for the first time.

Our business continues to generate strong cash flows from operations with approximately $500 million year to date. At the end of third quarter, we had over $577 million of cash on hand and available credit facilities of over $700 million, which will enable us to continue investing in advanced technology development and equipment to serve our customers.

During this quarter, we have added one of the top five fabless customers in the world to our customer base and have engaged with another top five fabless company. We are expanding our presence in the computer applications segment and hope to extend our partnership with these leading semiconductor companies to more advanced technology nodes. We’ve taped out 25 new products, with over one third of the new tape out products coming from Mainland Chinese customers and one third of those at the 0.13um technology node. As we continue to focus on the Mainland Chinese IC industry, we have successfully manufactured the world’s first working 0.13um TDS-CDMA chip for Chongqing Chongyou Information Technology Co., Ltd.

I am pleased to report that our research and development team has made progress in the execution of our 90nm technology roadmap. Our qualification lot yields have exceeded the targets set by our customer and are comparable to the industry average. We expect to commence pilot production by the end of the fourth quarter and commercial production shortly thereafter. We will also use our 90nm logic process with the technology licensed from Saifun Semiconductors to manufacture a 2-gigabit NAND flash product. We have also entered into a definitive agreement with Elpida to migrate our customer’s capacity from 100nm to the 90nm process at Fab 4 in Beijing.

Further down the technology roadmap, we have recently entered into an agreement with a customer to co-develop our 65nm process to deliver engineering samples by the end of 2006.

Our testing and assembly project in Chengdu is on schedule to begin pilot production during the fourth quarter, which will allow us to offer in-house turn-key manufacturing services in China. In addition, with the shortage of assembly house capacity for memory and flip-chip logic products, we are eager to commence commercial production to serve our customers.

We will continue to focus on our business fundamentals and are committed to delivering shareholder value to our investor community.”

Conference call/Webcast announcement details

Date: October 28, 2005

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-224-4324 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2005 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements about SMIC’s anticipated product development, product introduction and future performance, such as statements regarding future investment in ramping up capacity at SMIC’s Tianjin fab, the achievement of commercial or pilot production for SMIC’s projects and the increase in revenue from these projects, as well as the statements under “4Q05 Outlook” below, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely and successful introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F filed with the SEC on June 28, 2005, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Investor Relations Department	Investor Relations Department
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3619	Fax: 86-21-5080-3619

Summary:

	3Q05	2Q05	QoQ	3Q04	YoY
	Amounts in US$ thousands, except for EPS and operating data
Sales	309,959	279,500	10.9%	274,897	12.8%
Cost of sales	284,686	273,111	4.2%	201,141	41.5%
Gross profit	25,273	6,389	295.6%	73,756	-65.7%
Operating expenses	46,219	38,469	20.1%	31,218	48.1%
Income (loss) from operations	(20,946)	(32,081)	-34.7%	42,538	149.2%
Other income (expenses)	(5,602)	(8,234)	-32.0%	(3,195)	75.4%
Income tax	6	118	-94.9%	—	—
Net income (loss) after income tax	(26,554)	(40,433)	-34.4%	39,343	-167.5%
Minority interest	439	(12)	—	—	—
Income (loss) attributable to holders of ordinary shares	(26,115)	(40,445)	-35.4%	39,343	-166.4%
Gross margin	8.2%	2.3%		26.8%
Operating margin	-6.8%	-11.5%		15.5%
Basic EPS — per ordinary share(1)	$(0.0014)	$(0.0022)		$0.0022
Basic EPS — per ADS	$(0.0718)	$(0.1113)		$0.1095
Diluted EPS — per ordinary share	$(0.0014)	$(0.0022)		$0.0022
Diluted EPS — per ADS	$(0.0718)	$(0.1113)		$0.1079
Wafers shipped (in 8” wafers)(2)	355,664	330,499	7.6%	263,808	34.8%
Logic ASP(3)	$989	$938	5.4%	$1,091	-9.3%
Blended ASP	$841	$807	4.2%	$991	-15.1%
Simplified ASP(4)	$871	$846	3.1%	$1,042	-16.4%
Capacity utilization	92%	87%		99%

Note:

(1)	Based on the weighted average ordinary shares of 18,180 million in 3Q05, 18,169 million in 2Q05 and 17,961 million in 3Q04
(2)	Including copper interconnects
(3)	Excluding copper interconnects
(4)	Total sales/Total wafers shipped

•	Sales increased to $310.0 million in 3Q05, up 10.9% QoQ from $279.5 million in 2Q05 and up 12.8% YoY from $274.9 million in 3Q04. Key factors leading to these increases were the following:

•	increased capacity to 143,188 8-inch equivalent wafers;

•	increased 8-inch equivalent wafer shipments to 355,664, up 7.6% QoQ from 330,499 in 2Q05;

•	increase blended ASP by 4.2% QoQ; and

•	increased utilization rate to 92%.

•	Cost of sales increased to $284.7 million in 3Q05, up 4.2% QoQ from $273.1 million in 2Q05, primarily due to an increase in wafer shipments, an inventory write-down as a result of declining estimated market values, and royalty payments for licensed products.

•	Gross profit increased to $25.3 million in 3Q05, up 295.6% QoQ from $6.4 million in 2Q05 and down 65.7% YoY from $73.8 million in 3Q04.

•	Gross margins increased to 8.2% in 3Q05 from 2.3% in 2Q05, primarily due to a higher blended ASP.

•	R&D expenses increased to $19.2 million in 3Q05, up 17.7% QoQ from $16.3 million in 2Q05, primarily due to 90nm research and development activities and non-recurring start-up costs associated with Fab 6 (Beijing).

•	G&A expenses increased to $9.1 million in 3Q05, up 69.0% QoQ from $5.4 million in 2Q05, primarily due to a foreign exchange loss of $0.3 million in 3Q05 compared to a foreign exchange gain of $2.5 million in 2Q05.

•	Selling & marketing expenses increased to $4.1 million in 3Q05, up 35.2% QoQ from $3.0 million in 2Q05, primarily due to the increase in engineering material expenses associated with selling activities.

•	Amortization of acquired intangible assets representing amortization expenses associated with the acquisition of intangible assets, increased to $10.7 million in 3Q05, up 5.7% QoQ from $10.1 million in 2Q05.

•	Loss from operations decreased to a loss of $20.9 million in 3Q05 from a loss of $32.1 million in 2Q05.

•	Other non-operating loss decreased to $5.6 million in 3Q05, down 32.0% QoQ from a loss of $8.2 million in 2Q05 primarily due to the foreign exchange gain of $1.2 million relating to non-operating activities in 3Q05 compared to the foreign exchange loss of $1.6 million relating to non-operating activities in 2Q05.

•	Interest expenses increased to $10.3 million in 3Q05, up 15.2% QoQ from $9.0 million in 2Q05, primarily due to the increase in bank borrowings and higher interest rates.

•	Net foreign exchange gain of $0.9 million based on a foreign exchange loss of $0.3 million in G&A and a foreign exchange gain of $1.2 million relating to non-operating activities resulting from financing or investment transactions (i.e. forward contracts) classified as other income (expenses).

•	Net loss decreased to $26.1 million in 3Q05, down 35.4% QoQ from a net loss of $40.4 million in 2Q05.

1. Analysis of revenues

Sales Analysis

By Application	3Q05	2Q05	1Q05	4Q04	3Q04
Computer	33.7%	39.8%	36.8%	26.8%	20.5%
Communications	39.8%	40.4%	44.5%	58.1%	57.2%
Consumer	22.8%	15.2%	13.6%	10.2%	17.1%
Others	3.7%	4.6%	5.1%	4.9%	5.2%

By Device	3Q05	2Q05	1Q05	4Q04	3Q04
Logic (including copper interconnect)	65.5%	58.9%	61.9%	75.1%	77.6%
DRAM	31.0%	36.4%	33.0%	20.4%	17.5%
Other (mask making & probing, etc.)	3.5%	4.6%	5.1%	4.5%	4.9%

By Customer Type	3Q05	2Q05	1Q05	4Q04	3Q04
Fabless semiconductor companies	43.2%	42.2%	48.1%	50.2%	35.3%
Integrated device manufacturers (IDM)	52.8%	55.2%	49.6%	47.5%	56.3%
System companies and others	4.0%	2.6%	2.3%	2.3%	8.4%

By Geography	3Q05	2Q05	1Q05	4Q04	3Q04
North America	42.9%	40.8%	40.4%	34.9%	41.8%
Asia Pacific (ex. Japan)	25.7%	26.3%	26.9%	43.5%	31.5%
Japan	4.5%	6.0%	8.0%	8.8%	15.6%
Europe	26.9%	26.9%	24.7%	12.8%	11.1%

Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	3Q05	2Q05	1Q05	4Q04	3Q04
0.13um	43.8%	44.5%	29.2%	13.8%	11.9%
0.15um	2.7%	2.5%	12.5%	14.9%	13.2%
0.18um	45.3%	40.7%	40.3%	33.6%	46.2%
0.25um	3.1%	3.9%	4.6%	6.0%	6.4%
0.35um	5.1%	8.4%	13.4%	31.7%	22.3%

By Logic Only(1)	3Q05	2Q05	1Q05	4Q04	3Q04
0.13um	14.7%	12.6%	5.4%	2.4%	1.8%
0.15um	5.3%	4.8%	2.2%	5.3%	4.6%
0.18um	67.4%	59.4%	59.8%	38.2%	56.2%
0.25um	4.0%	7.1%	7.1%	7.8%	6.1%
0.35um	8.6%	16.1%	25.5%	46.3%	31.3%

Note:

(1)	Excluding 0.13um copper interconnects

•	Sales from the consumer products segment grew faster than other applications in 3Q05 compared to 2Q05.

•	Percentage of sales from logic wafers, including copper interconnects, increased to 65.5% of sales in 3Q05, as compared to 58.9% in 2Q05.

•	Percentage of sales generated from North American customers in 3Q05 increased to 42.9% as compared to 40.8% in 2Q05.

•	Percentage of wafer revenues from 0.18um and below technologies increased to 91.8% of sales in 3Q05, as compared with 87.7% in 2Q05 and 71.3% in 3Q04.

•	Percentage of logic only wafer revenues from 0.18um and below technologies increased to 87.4% of sales in 3Q05, as compared with 76.8% in 2Q05 and 62.6% in 3Q04.

Capacity:

Fab/(Wafer Size)	3Q05(1)	2Q05(1)
Fab 1 (8”)	43,000	45,000
Fab 2 (8”)	44,378	43,045
Fab 4 (12”)	21,605	16,787
Fab 7 (8”)	15,000	15,000

Total monthly wafer fabrication capacity	123,983	119,832

Copper Interconnects:
Fab 3 (8”)	19,205	19,193

Total monthly copper interconnect capacity	19,205	19,193

Note:

(1)	Wafers per month at the end of the period in 8” wafers

•	As of the end of 3Q05, monthly capacity, based on the product mix, increased to 143,188 8-inch equivalent wafers.

Shipment and utilization:

8” wafers	3Q05	2Q05	1Q05	4Q04	3Q04
Wafer shipments including copper interconnects	355,664	330,499	284,912	303,796	263,808
Utilization rate(1)	92%	87%	85%	95%	99%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 355,664 units of 8-inch equivalent wafers in 3Q05 up 7.6% QoQ from 330,499 units of 8-inch equivalent wafers in 2Q05, and up 34.8% YoY from 263,808 8-inch equivalent wafers in 3Q04.

•	Utilization rate increased to 92%.

The blended and simplified ASP increased to $841 and $871 in 3Q05 from $807 and $846 in 2Q05 respectively, mainly due to the overall strength in the logic foundry sector.	The logic ASP (excluding 0.13um copper interconnects) increased to $989 in 3Q05 from $938 in 2Q05, mainly due to the overall strength in the logic foundry sector.

2. Detailed financial analysis

Gross profit analysis

	3Q05	2Q05	QoQ	3Q04	YoY
	Amounts in US$ thousands
Cost of sales	284,686	273,111	4.2%	201,141	41.5%
Depreciation	167,919	171,216	-1.9%	108,254	55.1%
Other manufacturing costs	116,767	101,895	14.6%	92,887	25.7%
Gross profit	25,273	6,389	295.6%	73,756	-65.7%
Gross margin	8.2%	2.3%		26.8%

•	Cost of sales increased to $284.7 million in 3Q05, up 4.2% QoQ from $273.1 million in 2Q05, primarily due to an increase in wafer shipments, an inventory write-down as a result of declining market values, and royalty payments for licensing products.

•	Gross profit increased to $25.3 million in 3Q05, up 295.6% QoQ from $6.4 million in 2Q05 and down 65.7% YoY from $73.8 million in 3Q04.

•	Gross margins increased to 8.2% in 3Q05 from 2.3% in 2Q05, primarily due to a higher blended ASP.

Operating expense analysis

	3Q05	2Q05	QoQ	3Q04	YoY
	Amounts in US$ thousands
Total operating expenses	46,219	38,469	20.1%	31,218	48.1%
Research and development	19,230	16,344	17.7%	18,427	4.4%
General and administrative	9,122	5,397	69.0%	3,831	138.1%
Selling and marketing	4,072	3,012	35.2%	1,899	114.4%
Amortization of acquired intangible assets	10,661	10,082	5.7%	3,507	203.9%
Amortization of deferred stock compensation	3,135	3,634	-13.7%	3,554	-11.8%

•	Total operating expenses were $46.2 million in 3Q05, up 20.1% QoQ from $38.5 million in 2Q05.

•	R&D expenses increased to $19.2 million in 3Q05, up 17.7% QoQ from $16.3 million in 2Q05, primarily due to 90nm research and development activities and non-recurring start-up costs associated with Fab 6 (Beijing).

•	G&A expenses including foreign exchange increased to $9.1 million in 3Q05, up 69.0% QoQ from $5.4 million in 2Q05. There was a foreign exchange loss of $0.3 million in 3Q05 relating to operating activities compared with a $2.5 million gain in 2Q05.

•	Selling & marketing expenses increased to $4.1 million in 3Q05, up 35.2% QoQ from $3.0 million in 2Q05, primarily due to the increase in engineering material expenses associated with selling activities.

•	Amortization of acquired intangible assets representing amortization expenses associated with the acquisition of intangible assets, increased to $10.7 million in 3Q05, up 5.7% QoQ from $10.1 million in 2Q05.

Other income (expenses)

	3Q05	2Q05	QoQ	3Q04	YoY
	Amounts in US$ thousands
Other income (expenses)	(5,602)	(8,234)	-32.0%	(3,194)	75.4%
Interest income	3,278	2,030	61.5%	3,107	5.5%
Interest expense	(10,334)	(8,971)	15.2%	(3,614)	185.9%
Other, net	1,454	(1,293)	—	(2,687)	—

•	Other non-operating loss of $5.6 million in 3Q05 down 32.0% QoQ from a loss of $8.2 million in 2Q05.

•	Interest expenses increased to $10.3 million in 3Q05, up 15.2% QoQ from $9.0 million in 2Q05, primarily due to the increase in bank borrowings and higher interest rates.

3. Liquidity

	3Q05	2Q05
	Amounts in US$ thousands
Cash and cash equivalents	576,767	576,292
Short term investments	5,582	2,768
Accounts receivable	212,823	196,132
Inventory	182,851	176,502
Others	12,582	16,397
Total current assets	990,605	968,091

Accounts payable	259,797	249,595
Short-term borrowings	266,589	224,000
Current portion of long-term debt	246,081	228,625
Others	113,154	96,746
Total current liabilities	885,621	798,966

Cash Ratio	0.7x	0.7x
Quick Ratio	0.9x	1.0x
Current Ratio	1.1x	1.2x

Receivable/Inventory Days Outstanding Trends

Capital Structure

	3Q05	2Q05
	Amounts in US$ thousands
Cash and cash equivalents	576,767	576,292
Short-term investments	5,582	2,768

Current portion of promissory note	19,578	19,090
Promissory note	116,749	116,204
Short-term borrowings	266,589	224,000
Current portion of long-term debt	246,081	228,625
Long-term debt	444,566	511,807
Total debt	957,236	964,432

Net cash	(511,214)	(520,666)

Shareholders’ equity	3,034,237	3,053,111

Total debt to equity ratio	31.5%	31.6%

4. Cash flow & Capex

	3Q05	2Q05
	Amounts in US$ thousands
Net loss	(26,115)	(40,445)
Depreciation & amortization	192,347	185,978
Amortization of acquired intangible assets	10,661	10,082

Net change in cash	474	137,491

Capex

•	Capital expenditures for 3Q05 were $189.2 million.

5. 4Q05 outlook

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Wafer shipments expected to increase slightly.

•	Utilization expected to be in the range of 92%—93%.

•	Blended ASP QoQ expected to remain flat or increase slightly.

•	Gross margins expected to be in the range of 8%—11%.

•	Operating expenses as a percentage of sales expected to increase to the mid- to high teens primarily due to an increase in research and development expenses relating to 90 nanometer research and development activities.

•	Non-operating interest expense expected to remain at approximately the same level as 3Q05.

•	Capital expenditures of approximately $250—$300 million.

•	Depreciation and amortization of approximately $210—$215 million.

6. Recent announcements

•	SMIC Holds 2005 Technology Symposium in Shenzhen [2005-10-13]

•	SMIC and CYIT Successfully Manufacture 0.13um 3G Handset Chips [2005-10-12]

•	SMIC Enters into Joint Development Effort with Luminescent for its 65nm and Below Process Nodes [2005-10-06]

•	SMIC Holds Inaugural 2005 Technology Symposium in Korea [2005-09-28]

•	Announcement of Unaudited Interim Results for the six months ended June 30, 2005 and Updated Guidance for 2005 third quarter [2005-09-23]

•	SMIC Technology Symposium 2005 Held in Beijing [2005-08-26]

•	SMIC Participates in 3rd Annual IC China Conference and Exhibition [2005-08-24]

•	SMIC Attains BS7799 Information Security Management System Certification [2005-08-12]

•	SMIC reports 2005 second quarter results [2005-07-29]

•	SMIC Licenses SAIFUN NROM Technology to Expand Its Semiconductor Business [2005-07-28]

•	SMIC Announces Appointment of Professor Wang as The Chairman of the Board [2005-07-28]

•	SMIC and SYNOPSYS Announce Reference Design Flow 2.0 [2005-07-20]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEET

	As of the end of September 30, 2005	June 30, 2005
	(unaudited)	(unaudited)
	(In US dollars)
ASSETS

Current assets:
Cash and cash equivalents	576,766,591	576,292,179
Short term investments	5,581,511	2,768,085
Accounts receivable, net of allowances of $284,091 and $109,362 respectively	212,822,764	196,132,014
Inventories	182,850,604	176,502,315
Prepaid expense and other current assets	12,583,729	14,564,660
Assets held for sale	—	1,831,972

Total current assets	990,605,199	968,091,225

Land use rights, net	38,136,980	38,758,108
Plant and equipment, net	3,284,892,971	3,309,941,020
Acquired intangible assets, net	202,843,555	192,817,289
Long-term investment	18,340,174	9,524,730

TOTAL ASSETS	4,534,818,879	4,519,132,372

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	259,796,976	249,594,589
Accrued expenses and other current liabilities	93,576,700	77,655,608
Short-term borrowings	266,589,185	224,000,435
Current portion of promissory note	19,577,936	19,090,094
Current portion of long-term debt	246,080,580	228,625,170

Total current liabilities	885,621,377	798,965,896

Long-term liabilities:
Promissory note	116,748,925	116,203,745
Long-term debt	444,566,420	511,806,547
Other long-term payable	15,039,304	—

Total long-term liabilities	576,354,649	628,010,292

Total liabilities	1,461,976,026	1,426,976,188

Commitments
Minority interest	38,605,893	39,044,852
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,282,217,408 and 18,246,615,105, respectively	7,312,888	7,298,647
Warrants	32,387	32,387
Additional paid-in capital	3,290,310,978	3,289,932,622
Notes receivable from stockholders	(247,137)	(287,629)
Accumulated other comprehensive income	794,214	67,782
Deferred stock compensation	(31,025,668)	(37,107,243)
Accumulated deficit	(232,940,702)	(206,825,234)

Total stockholders’ equity	3,034,236,960	3,053,111,332

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,534,818,879	4,519,132,372

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended
	September 30, 2005	June 30, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Sales	309,959,083	279,500,151
Cost of sales	281,908,983	270,068,286
Cost of sales — Amortization of deferred stock compensation	2,777,550	3,043,259

Gross profit	25,272,550	6,388,606

Operating expenses:
Research and development	19,229,715	16,343,815
General and administrative	9,121,980	5,396,571
Selling and marketing	4,071,957	3,012,598
Amortization of acquired intangible assets	10,660,670	10,081,688
Amortization of deferred stock compensation*	3,134,817	3,634,441

Total operating expenses	46,219,139	38,469,113

	For the three months ended
	September 30, 2005	June 30, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Loss from operations	(20,946,589)	(32,080,507)

Other income (expenses):
Interest income	3,277,964	2,029,899
Interest expense	(10,333,503)	(8,970,776)
Others, net	1,453,794	(1,293,508)

Total other income (expenses), net	(5,601,745)	(8,234,385)

Net loss before income taxes	(26,548,334)	(40,314,892)

Income tax	6,068	118,449
Minority interest	438,934	(11,947)

Net loss	(26,115,468)	(40,445,288)

Deemed dividends on preference shares	—	—

Loss attributable to holders of ordinary shares	(26,115,468)	(40,445,288)

Loss per share, basic	(0.0014)	(0.0022)
Loss per ADS, basic(1)	(0.0718)	(0.1113)
Loss per share, diluted	(0.0014)	(0.0022)
Loss per ADS, diluted(1)	(0.0718)	(0.1113)
Ordinary shares used in calculating basic income per ordinary share (in millions)	18,180	18,169

Ordinary shares used in calculating diluted income per ordinary share (in millions)	18,180	18,169

* Amortization of deferred stock compensation related to:

Research and development	1,125,943	1,246,376
General and administrative	1,403,732	1,810,959
Selling and marketing	605,142	577,106

Total	3,134,817	3,634,441

(1)	1 ADS equals 50 ordinary shares

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	September 30, 2005	June 30, 2005
	(unaudited)	(unaudited)
	(In US dollars)
Operating activities:
Loss attributable to holders of ordinary shares	(26,115,468)	(40,445,288)
Deemed dividends on preference shares	—	—

Net loss	(26,115,468)	(40,445,288)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(438,934)	11,947
Gain (loss) on disposal of plant and equipment	(1,245,543)	23,609
(Reversal of) Bad debt expense	174,729	(233,406)
Depreciation and amortization	192,347,054	185,977,726
Amortization of acquired intangible assets	10,660,671	10,081,688
Amortization of deferred stock compensation	5,912,367	6,677,700
Non-cash interest expense on promissory notes	1,033,022	1,150,866
Loss on long-term investment	784,556	5,579
Changes in operating assets and liabilities:
Accounts receivable	(16,865,479)	(15,021,064)
Inventories	(6,348,289)	(1,977,063)
Prepaid expense and other current assets	2,864,683	(7,684,704)
Accounts payable	24,244,703	(872,935)
Accrued expenses and other current liabilities	12,330,949	(2,661,260)

Net cash provided by operating activities	199,339,021	135,033,395

Investing activities:
Purchases of plant and equipment	(188,180,850)	(227,154,585)
Purchases of acquired intangible assets	(2,663,628)	(2,353,756)
Purchase of short-term investments	(5,217,982)	(2,416,480)
Proceeds paid for long-term investment	(9,600,000)	(6,720,000)
Sale of short-term investments	2,412,898	10,000,000
Proceeds received from living quarter sales	4,614,394	1,111,677

Net cash used in investing activities	(198,635,168)	(227,533,144)

Financing activities:
Proceeds from short-term borrowings	91,918,751	145,540,347
Proceeds from long-term debt	74,985,000	99,943,394
Repayment of long-term debt	(124,769,718)	—
Repayment of short-term debt	(49,330,000)	(55,000,000)
Proceeds from exercise of employee stock options	561,806	777,415
Collection of notes receivables from employees	40,492	51,529
Proceeds from minority interest shareholders	—	39,000,025
Proceeds from government grant	6,456,486	—

Net cash provided by financing activities	(137,183)	230,312,710

Effect of foreign exchange rate changes	(92,258)	(322,315)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	474,412	137,490,646

CASH AND CASH EQUIVALENTS, beginning of period	576,292,179	438,801,533

CASH AND CASH EQUIVALENTS, end of period	576,766,591	576,292,179

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

Shanghai, PRC October 28, 2005	By order of the Board Semiconductor Manufacturing International Corporation Richard R. Chang Chief Executive Officer

*	For identification only